UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 Boulevard Charles de Gaulle
92700 Colombes, France
Telephone: +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The information in this Report on Form 6-K is being filed to furnish the registrant’s Unaudited Condensed Consolidated Financial Statements at September 30, 2020 and for the nine months ended September 30, 2020 and 2019 and the related Management’s Discussion and Analysis. The information in this report shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473 and 333-239968) and Form F-3 (File No 333-221919).

FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements at September 30, 2020 and for the nine months ended September 30, 2019 and 2020

a) Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2019 and 2020	4

b) Unaudited Condensed Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2019 and 2020	5

c) Unaudited Condensed Consolidated Statements of Financial Position at December 31, 2019 and at September 30, 2020	6

d) Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit) for the nine months ended September 30, 2019 and 2020	7

e) Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2020	9

f) Notes to the Unaudited Condensed Consolidated Financial Statements	10

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	27

FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements at September 30, 2020 and for the nine months ended
    September 30, 2019 and 2020

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Operations

		Nine months ended September 30,
	Note	2019	2020
		(in thousands, except ADS and per ADS amounts)
Revenue:
Product revenue		$16,093	$25,855
Other revenue		4,805	9,270
Total revenue	3	20,898	35,125
Cost of revenue:
Cost of product revenue		12,169	17,449
Cost of other revenue		1,450	1,340
Total cost of revenue		13,619	18,789
Gross profit		7,279	16,336
Operating expenses:
Research and development	4	18,135	22,917
Sales and marketing		6,104	5,909
General and administrative		6,446	6,763
Total operating expenses		30,685	35,589
Operating loss		(23,406)	(19,253)
Financial income (expense):
Interest expense	5	(6,488)	(11,037)
Interest income		5	206
Change in fair value of convertible debt derivative	15	—	(13,240)
Convertible debt amendment	15	—	1,399
Foreign exchange gain (loss), net		893	(715)
Loss before income taxes		(28,996)	(42,640)
Income tax expense (benefit)	6	(409)	575
Loss		$(28,587)	$(43,215)
Attributable to:
Shareholders of the parent		$(28,587)	$(43,215)
Non-controlling interests		—	—
Basic earnings (loss) per ADS		$(1.20)	$(1.59)
Diluted earnings (loss) per ADS		$(1.20)	$(1.59)
Weighted average number of ADS used for computing:
Basic per ADS		23,736,950	27,120,905
Diluted per ADS		23,736,950	27,120,905

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Nine months ended September 30,
	2019	2020
	(in thousands)
Loss for the period	$(28,587)	$(43,215)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods :
Net gain (loss) on cash flow hedge	(18)	(58)
Exchange differences on translation of foreign operations	(42)	(50)
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods	(60)	(108)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods :
Re-measurement gains (losses) on defined benefit plans	(21)	(35)
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods	(21)	(35)
Total other comprehensive income (loss)	(81)	(143)
Total comprehensive loss	$(28,668)	$(43,358)
Attributable to:
Shareholders of the parent	$(28,668)	$(43,358)
Non-controlling interests	—	—

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Financial Position

	Note	At December 31, 2019	At September 30, 2020
		(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment		$8,858	$8,748
Intangible assets	7	16,696	24,618
Deposits and other receivables		401	449
Other non-current financial assets		335	349
Total non-current assets		26,290	34,164
Current assets:
Inventories	8	6,664	5,801
Trade receivables	9	8,390	14,084
Contract assets	9	1,587	1,028
Prepaid expenses	20	901	1,226
Other receivables		2,253	4,367
Research tax credit receivable	4	3,132	3,287
Short-term deposits	10	—	14,900
Cash and cash equivalents	10	14,098	10,385
Total current assets		37,025	55,078
Total assets		$63,315	$89,242
EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 121,248,638 ordinary shares, issued and outstanding at September 30, 2020 (95,587,146 at December 31, 2019)	11	$2,403	$2,962
Share premium	11	233,720	262,641
Other capital reserves	12 . 14	43,656	41,012
Accumulated deficit		(308,733)	(351,948)
Other components of equity		(607)	(750)
Total equity		(29,561)	(46,083)
Non-current liabilities:
Government grant advances and loans	13	6,150	11,148
Venture debt	14	7,071	3,469
Convertible debt	15	23,342	34,984
Convertible debt embedded derivative	15	—	18,506
Lease liabilities	17	3,204	3,978
Trade payables	19	1,139	1,050
Provisions	18	1,905	1,885
Deferred tax liabilities	6 . 19	429	18
Contract liabilities	19	11,572	4,341
Total non-current liabilities		54,812	79,379
Current liabilities:
Trade payables		8,834	17,204
Interest-bearing receivables financing	16	4,068	14,449
Venture debt	14	5,109	5,694
Convertible debt	15	7,329	—
Lease liabilities	17	900	806
Government grant advances and loans		1,472	3,026
Contract liabilities	19	5,812	8,018
Other current liabilities and provisions	18	4,540	6,749
Total current liabilities		38,064	55,946
Total equity and liabilities		$63,315	$89,242

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 11)	(Note 11)	(Note 11)	(Note 11)
	(in thousands, except share and per share amounts)
At January 1, 2019	94,732,539	$2,384	$225,470	$39,768	$(272,036)	$(368)	$(237)	$(5,019)
Loss for the period					(28,587)			(28,587)
Re-measurement gains (losses) on defined benefit plans							(21)	(21)
Foreign currency translation						(42)		(42)
Net gain on cash flow hedge							(18)	(18)
Total comprehensive income (loss)					(28,587)	(42)	(39)	(28,668)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	430,663	10	(10)					—
Warrants issued to a strategic partner in February 2019 (Note 11)			8,360					8,360
Transaction costs			(91)					(91)
Issuance of convertible debt (Note 15)				2,864				2,864
Deferred tax effect of debt instruments with equity components (Note 6)				(776)				(776)
Share-based payments				1,279				1,279
At September 30, 2019	95,163,202	$2,394	$233,729	$43,135	$(300,623)	$(410)	$(276)	$(22,051)

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 11)	(Note 11)	(Note 11)	(Note 11)
	(in thousands, except share and per share amounts)
At December 31, 2019	95,587,146	$2,403	$233,720	$43,656	$(308,733)	$(319)	$(288)	$(29,561)
Loss for the period					(43,215)			(43,215)
Re-measurement gains (losses) on defined benefit plans							(35)	(35)
Foreign currency translation						(50)		(50)
Net loss on cash flow hedge							(58)	(58)
Total comprehensive income (loss)					(43,215)	(50)	(93)	(43,358)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	645,336	14	18					32
Issue of shares in connection with the public offering of May 2020 (Note 11)	22,330,096	487	28,263					28,750
Issue of shares in connection with the ATM program (Note 11)	970,584	21	1,592					1,613
Conversion of loan (Note 11)	1,715,476	37	2,005					2,042
Transaction costs (Note 11)			(2,957)					(2,957)
Convertible debt amendments (Note 15)				(5,266)				(5,266)
Deferred tax effect of debt instruments with equity components (Note 6)				809				809
Share-based payments				1,813				1,813
At September 30, 2020	121,248,638	$2,962	$262,641	$41,012	$(351,948)	$(369)	$(381)	$(46,083)

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2019	2020
	(in thousands)
Operating activities:
Loss before income taxes	$(28,996)	$(42,640)
Non-cash adjustment to reconcile loss before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	2,900	2,845
Amortization and impairment of intangible assets	3,310	4,314
Share-based payment expense	1,279	1,813
Decrease in provisions	68	(55)
Interest expense, net	6,483	10,831
Change in fair value of convertible debt embedded derivative	—	13,240
Convertible debt amendment	—	(1,399)
Foreign exchange loss (gain)	(1,059)	1,200
Loss on disposal of property, plant and equipment	(32)	—
Bad debt expense	635	63
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables	2,031	(7,670)
Decrease in inventories	839	863
Decrease (Increase) in research tax credit receivable	1,376	716
Increase (Decrease) in trade payables and other liabilities	466	5,762
Decrease in contract liabilities	(631)	(7,564)
Increase (Decrease) in government grant advances	245	12
Income tax paid	(247)	(269)
Net cash flow used in operating activities	$(11,333)	$(17,938)
Investing activities:
Purchase of intangible assets and property, plant and equipment	(2,888)	(5,073)
Capitalized development expenditures	(3,537)	(4,776)
Sale (Purchase) of financial assets	32	(62)
Increase of short-term deposit	—	(14,900)
Interest received	5	21
Net cash flow used in investing activities	$(6,388)	$(24,790)
Financing activities:
Proceeds from issue of warrants, exercise of stock options/warrants	—	32
Public equity offering proceeds, net of transaction costs paid	—	27,496
Proceeds from issuing of warrants to a strategic partner, net of transaction costs paid	8,269	—
Proceeds from (repayment of) interest-bearing receivables financing	(2,300)	10,381
Proceeds from governments loans, net of transaction costs	—	5,392
Proceeds from interest-bearing research project financing	1,126	405
Proceeds from convertible debt, net of transaction costs	7,970	2,050
Payment of lease liabilities	(1,048)	(894)
Repayment of interest-bearing research project financing	—	(177)
Repayment of government loans	(335)	(118)
Repayment of venture debt	—	(3,775)
Interest paid	(1,788)	(1,777)
Net cash flows from financing activities	$11,894	$39,015

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

	Nine months ended September 30,
	2019	2020
	(in thousands)
Net increase (decrease) in cash and cash equivalents	(5,827)	(3,713)
Net foreign exchange difference	(8)	—
Cash and cash equivalents at January 1	12,086	14,098
Cash and cash equivalents at period end	$6,251	$10,385

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Corporate information
Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the French Republic, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a fabless designer, developer and provider of semiconductor chips and modules for IoT devices. The Company’s solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with proprietary signal processing techniques, algorithms and software stacks.
2. Basis of preparation and changes to the Company’s accounting policies
2.1. Basis of preparation
The Condensed Consolidated Financial Statements for the nine months ended September 30, 2020 are prepared in accordance with IAS 34 Interim Financial Reporting and were authorized for issue in accordance with a resolution of the board of directors on November 10, 2020.
The Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2019.
These Condensed Consolidated Financial Statements for the nine months ended September 30, 2020 have been prepared on a going concern assumption. During 2019 and the nine months ended September 30, 2020, we financed our operations primarily through gross proceeds from the issue of shares through public offerings ($30.4 million in 2020), government loans ($7.6 million in 2020 of which $2.2 million was converted into equity in May 2020), convertible notes ($8.0 million in 2019) and warrants to a strategic partner ($8.3 million in 2019). We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business, including research and development and sales and administrative expenses. In addition, we will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company will be required to obtain additional financing, including through a combination of government research and development funding, strategic licensing and/or service agreements, or additional equity offerings, to meet these cash flow needs.
The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a slightly increasing operating cost structure, ongoing and new government funding of research programs and new strategic funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic may continue to have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect the Company’s financial condition. The effects of COVID-19 also have and may continue to have a prolonged negative impact on the capital markets globally which could in turn negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.
While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies adopted in preparation of the Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019 except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2020:
• Amendments to IFRS 7, IFRS 9, IAS 39: The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR). The amendments became effective on January 1, 2020. Adoption of these amendments had no impact on the Condensed Consolidated Financial Statements.

•Amendments to IFRS 3: The amendments include a revised definition of at business. The amendments became effective on January 1, 2020. Adoption of these amendments had no impact on the Condensed Consolidated Financial Statements.

•Amendments to IAS 1 and IAS 8: Definition of Material: The amendments clarify that materiality will depend on the nature or magnitude of information, or both. An entity needs to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. The amendments became effective on January 1, 2020. Adoption of these amendments had no impact on the Condensed Consolidated Financial Statements.

•Amendment in Conceptual Framework for Financial Reporting. The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.”. The Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. This amendment became effective on January 1, 2020. Adoption of this amendment had no impact on the Condensed Consolidated Financial Statements.

Standards issued but not yet effective
Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Condensed Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:
•Covid-19-Related Rent Concessions – Amendment to IFRS 16: In May 2020, the IASB amended IFRS 16 Leases to provide relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the COVID-19 pandemic. This amendment is effective for annual periods beginning on or after June 1, 2020 and can be early adopted.
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current: In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the impact of the amendments.

•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Company.

COVID-19
Management has considered what effect the COVID-19 pandemic has on the amounts recognized in the financial statements. Management has identified potential risks related to the impact on the production of the Company's products in China or elsewhere, on the Company's ability to source components required for production and on the demand for the Company's products by customers impacted by the pandemic. As of September 30, 2020, the Company has not identified any impact on its assets and liabilities.

2.3. Other information
No impairment tests on property, plant and equipment or on intangible assets were performed as of September 30, 2020 as no events or changes in circumstances indicated that the carrying amount of those assets was not recoverable.
There is no major seasonality in Sequans’ revenue, although the first quarter tends to be seasonally the weakest for product revenue.

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

3. Segment information and disaggregated revenue disclosures
The Company has one operating segment, which is the design and marketing of semiconductor components for cellular wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Condensed Consolidated Financial Statements and these associated Notes.
Sales to external customers disclosed below are based on the geographical location of the customers. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Nine months ended September 30,
	2019	2020
	(In thousands)
Asia:
Taiwan	$10,276	$7,557
Korea	3,700	15,840
China (including Hong Kong)	1,521	387
Rest of Asia	95	48
Total Asia	15,592	23,832
United States of America	4,951	9,427
Rest of world	355	1,866
Total revenue	$20,898	$35,125
Of our total revenue, 99.7% is attributable to international sales for the nine months ended September 30, 2020 and 2019.
The Company categorizes its total revenue based on technology.

	Nine months ended September 30,
	2019	2020
	(In thousands)
Broadband and Critical IoT	$6,953	$17,443
Massive IoT	10,486	8,641
Vertical	3,459	9,041
Total revenue	$20,898	$35,125

Additionally, the Company categorizes its total revenue based on product and other revenue.

	Nine months September 30,
	2019	2020
	(In thousands)
Product	$16,093	$25,855
License	350	—
Development and other services	4,455	9,270
Total revenue	$20,898	$35,125

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A and located in France.
For the nine-month periods ended September 30, 2019 and 2020, customers representing more than 10% of revenue, and related accounts receivables at the end of the period, were:

Customer Customer Location	% of total revenues for the nine months ended September 30,		Trade receivables at
	2019	2020	September 30, 2020
A South Korea	18%	45%	$7,205,850
B Taiwan	36%	21%	$4,992,728
C United States of America	Less than 10%	20%	$—
D Taiwan	13%	Less than 10%	$879,606
Revenues from development contracts where no related direct costs were identified amounted to $100,000 and $669,000 for the nine months ended September 30, 2020, and 2019, respectively.
When the Company performs under contracts by transferring goods or services before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Where the Company has an unconditional right to payment, these are included in unbilled revenue until billing occurs and classified as trade receivables. As of September 30, 2020, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $1,784,000 all of which is expected to be recognized in the next year and excluding the amounts related to the development service contract entered into in October 2019, described under Note 19.
4. Research tax credit receivable and product development costs capitalized
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria). Total research tax credit receivable available in France and in United Kingdom as of September 30, 2020 is $3,287,000 and reflects the amount earned to date in 2020. Research tax credits earned in those countries through December 31, 2019 have all been collected in 2020.
In the nine months ended September 30, 2020 and 2019, the Company capitalized costs, in compliance with the applicable criteria under IAS 38, Intangible Assets, related to the development of the chipsets for LTE Category M and NB-IoT (the Monarch N and Monarch 2) and LTE Category 1 (the Calliope 2), and related to certification. Total amount of capitalized cost in each period was $3,999,000 and $3,113,000, respectively.
5. Interest expenses
The table below presents the major components of interest expenses:

	Nine months September 30,
	2019	2020
	(In thousands)
Interest on loans	$5,646	$10,049
Interest on lease contract	471	487
Other bank fees and financial charges	371	501
Total interest expenses	$6,488	$11,037

For the nine months ended September 30, 2020, interest on loans included $7,510,000 related to convertible debt issued in 2019, 2018, 2016 and 2015, venture debt issued in 2018 and government loans granted in 2015 and in 2020 ($5,646,000 in the nine months ended September 30, 2019), and interest (financing component) related to an upfront payment from a development services agreement signed in October 2019 for an amount of $2,539,000 ($619,000 in the nine months ended September 30, 2019).

6. Income tax
The major components of income tax expense are:

	Nine months ended September 30,
	2019	2020
	(in thousands)
Condensed Consolidated Statement of Operations
Current income tax expense	$120	$177
Deferred income tax expense (benefit)	(529)	398
Income tax expense (benefit) reported in the Condensed Consolidated Statement of Operations	$(409)	$575

During the nine months ended September 30, 2020, the Company recognized (through equity) a reversal of deferred tax liabilities of $809,000 on the equity component of the convertible debts amended during the period partially offset by a deferred tax expense of $398,000 related to the impact of the extinguishment of the debt following the amendment (See Note 15).

During the nine months ended September 30, 2019, the Company recognized (through equity) a deferred tax liability of $776,000 on the equity component of the convertible debt issued during the period partially offset by a deferred tax benefit of $529,000 related to unused tax losses which can be utilized in the period in which taxable temporary differences are expected to reverse.
At December 31, 2019, the Company recognized a net deferred tax liability of $429,000 related mainly to a deferred tax liability on the equity component of the convertible debt including $2,591,000 related to the convertible notes, recorded in equity, largely offset by a deferred tax asset related to unused tax losses which can be utilized in the period in which taxable temporary differences are expected to reverse.
At September 30, 2020, the Company recognized a net deferred tax liability of $18,000 related to origination and reversal of timing differences.

7. Intangible assets
Intangible assets include:

	Capitalized development costs	Licenses	Total
	(in thousands)
Cost:
At December 31, 2019	$10,737	$20,818	$31,555
Additions	3,997	8,239	12,236
Exchange difference	—	(6)	(6)
At September 30, 2020	$14,734	$29,051	$43,785
Amortization and impairment:
At December 31, 2019	1,755	13,104	14,859
Amortization	1,125	3,189	4,314
Exchange difference	—	(6)	(6)
At September 30, 2020	$2,880	$16,287	$19,167
Net book value:
At January 1, 2020	$8,982	$7,714	$16,696
At September 30, 2020	$11,854	$12,764	$24,618

In the nine months ended September 30, 2020, the Company purchased licenses for the 5G product development with payments spread over up to 18 months.

8. Inventories

	At December 31, 2019	At September 30, 2020
	(in thousands)
Components	$2,645	$1,724
Finished goods	4,702	4,765
Total inventories at cost	$7,347	$6,489
Depreciation of components	$2	$2
Depreciation of finished goods	681	686
Total depreciation	$683	$688
Components, net	$2,643	$1,722
Finished goods, at the lower of cost and net realizable value	4,021	4,079
Total net inventories	$6,664	$5,801
At December 31, 2019, the amount of $681,000 in depreciation is related to finished goods that have been damaged or units on hand in excess of the units needed to serve the expected demand for identified customers and projects. During the nine months ended September 30, 2020, there was no significant change in the provision on components and finished goods.

9. Trade receivables and contract assets

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31, 2019	At September 30, 2020
	(in thousands)
Trade receivables	$11,957	$17,367
Contract assets	1,587	1,028
Provision for credit notes to be issued	(848)	(543)
Provisions on trade receivables	(2,719)	(2,740)
Net trade receivables	$9,977	$15,112
Contract assets are related to the earned consideration in exchange for services transferred to the customer before the customer pays consideration or before payment is due.
In the year ended December 31, 2019 and in the nine months ended September 30, 2020, the Company recorded credit notes related to special customers programs such as rebates.
The movements in the provision for impairment of receivables were as follows:

	Year ended December 31, 2019	Nine months ended September 30, 2020
	(in thousands)
At January 1,	$2,592	$2,719
Charge for the period	515	64
Utilized amounts	(388)	—
Unutilized amounts	—	(43)
At period end	$2,719	$2,740

Trade receivables impaired are related primarily to significantly aged receivables, which the Company no longer expects to collect although still subject to enforcement.

The aging analysis of trade receivables and contract assets that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2019	$9,977	$6,265	$2,125	$130	$371	$1,086
At September 30, 2020	$15,112	$10,747	$3,171	$406	$—	$788
The Company does not assign credit risk rating grades to its trade receivables, but assesses credit risk at the customer level. Based on an analysis of historical credit losses, the Company has not applied any expected credit losses to its outstanding receivables as of the reporting date beyond specific provisions for doubtful accounts.

10. Cash and cash equivalents; short-term deposits

	At December 31, 2019	At September 30, 2020
	(in thousands)
Cash at banks	$2,591	$10,378
Cash equivalents	11,507	7
Short-term deposits	—	14,900
Cash, cash equivalents and deposits	$14,098	$25,285
Cash at banks earns no interest. Cash equivalents in money market funds and term deposits are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31, 2019	At September 30, 2020
	(in thousands)
U.S. dollar denominated accounts	$13,702	$21,006
Euro denominated accounts	301	4,033
GBP denominated accounts	37	58
SGP denominated accounts	12	59
NIS denominated accounts	19	97
RMB denominated accounts	11	13
Other currencies denominated accounts	16	19
Cash, cash equivalents and deposits	$14,098	$25,285

11. Issued capital and reserves
Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants, restricted share awards and conversion of convertible debt, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2019, authorized capital was 244,254,014 ordinary shares with a nominal value of €0.02 each. At September 30, 2020, the following resolutions for capital increases were approved by the shareholders in June 2020: authorized capital was 280,910,002 ordinary shares with a nominal value of €0.02 each. On November 29, 2019, the Company modified the ratio of shares to ADS from one ordinary share to four ordinary shares per ADS. This has been reflected in the ADS disclosures for all periods presented.
Shares issued and fully paid
At December 31, 2019, 95,587,146 ordinary shares were issued and outstanding, representing a nominal value of €1,912,000 ($2,403,000). At September 30, 2020, 121,248,638 ordinary shares were issued and outstanding, representing a nominal value of €2,425,000 ($2,962,000).
Capital transactions
On May 14, 2020, the Company increased its capital in connection with a public offering by issuing 22,330,096 ordinary shares (including 2,912,620 shares from the underwriters' over-allotment option) at $1.2875 per share. The total offering amounted to $28,749,999. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $486,761 recorded in share capital and by $28,263,238 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.3 million were deducted from the share premium.
On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations, providing for an unsecured shareholder loan in an aggregate principal amount of $2.2 million. The loan accrued interest at 4.0% per annum. On May 15, 2020, the Company completed a private placement of 428,869 ADSs to Bpifrance Participations at a price of $5.15 per ADS, which equaled the offering price to the public of ADSs sold in the underwritten public offering that closed on May 14, 2020. As a result of the issuance of ADSs to BPI in the private placement, the loan from BPI pursuant to the Shareholder Loan Agreement between the Company and BPI was discharged and issued capital in the Consolidated Statement of Financial Position was increased by $37,253 recorded in share capital and by $2,073,689 recorded in share premium.
On March 31, 2020, the Company entered into an At The Market ("ATM") Issuance Sales Agreement (the “Sales Agreement”) with B. Riley FBR, Inc., as agent, pursuant to which the Company could offer and sell, from time to time, through B. Riley FBR, ADSs having an aggregate offering price of up to $35,000,000. In April 2020, the Company sold 242,646 ADS (970,584 ordinary shares) under this agreement, representing $1,613,116 of gross proceeds ($1.1 million of net proceeds taking into account all fees for putting in place the ATM program as well as the agent fees related to the ADSs sold). Accordingly, issued capital in the Condensed Consolidated Statement of Financial Position was increased by $21,114 recorded in share capital and by $1,592,002 recorded in share premium. On June 1, 2020, the Company terminated, effective June 5, 2020, the ATM agreement.

On February 18, 2019, the Company issued warrants to purchase 9,392,986 ordinary shares to a strategic investor for a total subscription price of $8,360,000. The warrants are exercisable upon 61 days' notice to Sequans at an exercise price of €0.02 per share (€0.08 per ADS). The warrants expire 15 years from the issuance date. Upon issuance of the warrants, $8,360,000 was recorded in share premium in the Consolidated Statement of Financial Position.

12. Share-based payment plans
The expense recognized for employee and other services received during the nine months ended September 30, 2020 arising from equity-settled share-based payment transactions was $1,813,000 (nine months ended September 30, 2019: $1,279,000).
The breakdown is as follows:

	Nine months ended September 30,
	2019	2020
	(in thousands)
Cost of revenue	$7	$13
Research and development	$371	$748
Sales and marketing	$182	$339
General and administrative	$719	$713
Total	$1,279	$1,813
During the nine months ended September 30, 2020, the board of directors granted 1,102,400 restricted share awards (RSA). RSA vest over four years, with either 25% vesting after the one-year anniversary of the grant or 50% vesting after the two-year anniversary, and the remaining portion of the grant vesting quarterly over the remaining years. In June 2020, following approval at the annual meeting of shareholders, 252,000 warrants were issued to members of the board of directors at an exercise price of $1.51 per ordinary share. The warrants vest one third annually over three years.
During the nine months ended September 30, 2020, 375,731 stock options, restricted shares and warrants were canceled. During this period, 24,828 stock options were exercised resulting in the issuance of 24,828 ordinary shares and an increase of nominal capital of $540 and an increase of share premium of $31,425. During the nine months ended September 30, 2020, 620,508 restricted shares vested and were issued as ordinary shares.

13. Government grant advances and loans
On April 30, 2020, the Company finalized €5 million of new French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. The Company intends to exercise the option to repay over an additional five years (from May 2021 to May 2026). As of September 30, 2020, $1,131,000 has been classified as current.

14. Venture debt
On October 26, 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l (the “Harbert”) whereby Harbert agreed to loan to the Company €12 million ($14.0 million using the exchange rate as of October 26, 2018), at a stated rate of interest of 9%, to be repaid monthly over 42 months. The Company may redeem or repurchase the notes before the maturity date, subject to making certain contractual payments. The contract also requires the Company to pay an additional fee equal to 2.5% of the principal at the end of the term. The Bond is secured by various assets of the Company, including intellectual property, and is senior to all the convertible notes. Also on October 26, 2018, the Company issued to Harbert, for a total subscription price of $1.00, warrants to acquire 816,716 shares at an exercise price of $1.34 per share ($5.36 per ADS after the modification of the ratio of shares per ADS). Such warrants are exercisable at any time and expire October 26, 2028.
The amounts received from Harbert, net of transaction costs, were allocated to (i) the warrants for an amount of €712,000 ($819,000), which was recorded in Other Capital Reserves in shareholders’ equity, and (ii) the liability component for €10.9 million ($12.8 million).
During the first twelve months, Sequans was only required to make interest payments. Beginning in November 2019, the Company began to make monthly principal and interest payments of €448,000 ($525,000 using the exchange rate as of September 30, 2020) which will continue over the remaining 19 months until April 26, 2022. Interest expense related to the venture debt recorded during the nine months ended September 30, 2020 amounted to $1,134,000, of which $737,000 was paid during the period. Repayments of principal during the nine months ended September 30, 2020 amounted to € 3,372,000 ($3,775,000 using the actual exchange rates during the period).

15. Convertible debt

Changes over the 9 month-period ended September 30, 2019
On May 7, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $3.0 million (the "2019-1 notes"). The convertible note matures in April 2021 and is convertible, at the holder’s option, into the company’s shares at a conversion rate of $1.21 per share (representing $4.84 per ADS).

On August 16, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $5.0 million (the "2019-2 notes"). The convertible note matures in August 2022 and is convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.03 per share (representing $4.12 per ADS).

The 2019 notes were accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash;
and
•An equity component for the value of the conversion option.
The initial fair value of the notes was split between these two components.

The fair value of the equity component of the 2019-1 note and 2019-2 note on the issuance date of May 7, 2019 and August 16, 2019 were calculated to be $989,000 and $1,874,000, respectively, and were recorded in Other Capital Reserves in shareholders’ equity, net of transaction costs. The Company has used 31.22% and 25.36% as the market rate of interest in order to value the liability component of the 2019-1 and 2019-2 notes, respectively.
Interest expense related to convertible notes recorded during the nine months ended September 30, 2019 amounted to $4,128,000. No repayments occurred during that period.

Changes over the 9 month-period ended September 30, 2020
Effective February 11, 2020, the Company amended the terms of the convertible note issued April 27, 2016 to Nokomis Capital, L.L.C., to extend the maturity of the note to April 14, 2021. In addition, the conversion price was reduced from $2.25 to $1.225 per ordinary share.
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 notes which have two options. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
From an accounting perspective, the amendment of the convertible notes resulted in the extinguishment of the existing notes and issuance of five new notes, accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the Company's call options to extend the term of each note, the conversion option of Nokomis and in certain cases a repricing to decrease the conversion price.
The change in the liability component before and after the amendment was recorded as financial gain for an amount of $1,399,000.
The fair value of the liability component on the amendment date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 26.3% as the market rate of interest in order to value the liability components.
The embedded derivatives of the notes were valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. On March 20, 2020, the initial fair value of the embedded derivative of the notes was calculated to be $5,266,000 and recorded in Other Capital reserves in shareholders' equity. The change in fair value is remeasured and recorded as financial income or loss at each balance sheet date. At September 30, 2020, the recalculated fair value was $18,506,000 and the change of the fair value of $13,240,000 for the nine-months ended September 30, 2020 was recorded in the Condensed Consolidated Statement of Operations.

Interest accrues on the notes at the rate of 7% per year, paid in kind annually on the anniversaries of the issuance of the notes.

Interest expense related to convertible notes recorded during the nine months ended September 30, 2020 amounted to $5,880,000. No repayments of principal nor payment of interest occurred during that period.

16. Accounts receivable financing agreement
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers. In July 2017, the Company signed an amendment to the initial agreement to include financing of accounts receivable from service revenue up to $800,000. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At September 30, 2020, $11,631,000 had been drawn on the line of credit and recorded as a current borrowing (December 31, 2019: $4,068,000).
In May 2020, the Company entered into an agreement to finance the 2020 research tax credit as it is earned over the year. At September 30, 2020, the amount financed was $2,818,000 and does not include hold backs of $437,000, which are expected to be received in 2021 ($320,000) and in 2026 ($117,000). The effective interest rate of 6.15% includes expenses related to the financing.

17. Lease liabilities
The table below present the carrying amounts of right-of-use assets recognized and the movements during the period:

	Real-estate	IT and office equipment	Total
	(In thousands)
As at January 1, 2020	$3,942	$107	$4,049
Additions	914	547	1,461
Disposals	(207)	(255)	(462)
Depreciation expenses	(958)	(196)	(1,154)
Amortization disposals	125	255	380
As at September 30, 2020	$3,816	$458	$4,274
The table below present the carrying amounts of lease liabilities and the movements during the period:

	Lease liabilities	Current	Non-current
	(In thousands)
As at January 1, 2020	$4,104	$900	$3,204
Additions	1,409
Interest expense	487
Foreign exchange gain (loss)	111
Payments	(1,327)
As at September 30, 2020	$4,784	$806	$3,978

The rental charges relating to short-term and low value leases remain classified as operating expenses in the Condensed Consolidated Statements of Operations and amounted to $491,000 for the nine months ended September 30, 2020.

18. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At December 31, 2019	$1,063	$842	$1,905	$—	$1,905
Arising during the period	121	381	502
Released (used) during the period	—	—	—
Released (unused) during the period	—	(292)	(292)

At September 30, 2020	$1,184	$931	$2,115	$230	$1,885
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. No employee has retired during the period.
“Other provisions” relate primarily to estimated payments to holders of patents which may be deemed as essential under the requirements of the LTE standard of royalties assessed on sales of modules. The provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue.

19. Other non-current liabilities

	At December 31, 2019	At September 30, 2020
	(in thousands)
Trade payables	$1,139	$1,050
Deferred tax liabilities	429	18
Contract liabilities:
License and development services agreement	11,249	4,341
Deferred revenue	323	—
Total contract liabilities	$11,572	$4,341

As of December 31, 2019, trade payables included a liability related to the acquisition of certain intangible assets of $1,916,000, which is scheduled to be paid in 27 months. The non-current portion amounted to $1,139,000. As of September 30, 2020, $1,343,000 remained of this liability ($480,000 as non-current portion). In January 2020, the Company entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development. The remaining amount to be paid in June 2024 for this agreement is $1,430,000. This amount has been discounted and as of September 30, 2020, $570,000 is included in non-current trade payables, and the Company records interest expense associated with this amount each reporting period.

In December 2019, the Company recognized a net deferred tax liability of $429,000 related mainly to a deferred tax liability of $2,591,000 arising from the equity component of the convertible notes, recorded in equity, largely offset by a deferred tax asset related to unused tax losses which can be utilized in the period into which taxable temporary differences are expected to reverse. Following the convertible notes amendments signed in March 2020, the Company recognized a deferred tax liability of $398,000 through profit and loss and the reversal of the deferred tax liability of $809,000 through equity. At September 30, 2020, the Company recognized a net deferred tax liability of $18,000 related to origination and reversal of timing differences.

On October 24, 2019, the Company signed a multi-year, non-exclusive license and development services agreement with a strategic partner, a Fortune Global 500 company, with an estimated value exceeding $35 million over more than 3 years, subject to the Company achieving certain pre-agreed milestones. The agreement provided for an upfront payment of $18 million, which was received in October 2019, and recorded as a contract liability upon receipt. Quarterly payments of $1.8 million are to be paid to the Company beginning August 2021 with the remaining consideration to be paid upon completion of the final milestone expected to occur in July 2023. In order to comfort the strategic partner on the funding of the Company, the agreement as amended on March 20, 2020, included a financing milestone for the Company to raise at least $25 million in net proceeds from new equity, debt or government financing, none of which can be repayable before April 30, 2024. This milestone was satisfied in May 2020. The contract also includes clauses that allow for termination in certain circumstances, or in some cases of a change in control of the Company, which could result in a refund of certain or all amounts received under the contract, depending on the circumstances. The Company determined that this agreement includes a financing component related to the upfront payment, which results in the recognition of interest expense over a portion of the term of the agreement. In the nine months ended September 30, 2020, the Company recognized revenues for an amount of $7,139,000 as a result of development services performed and interest expenses on the upfront payment of $2,539,000. At September 30, 2020, the net remaining contract liability of $11,734,000 was presented on the balance sheet as current contract liabilities for $7,393,000, reflecting the expected net amount of revenue less interest expenses to be recognized in the twelve months ended September 30, 2021, and the remaining amount of $4,341,000 as non-current contract liabilities.

In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000 to be recognized on a straight-line basis over four years beginning when the customer’s product was first certified by a major U.S. carrier, which occurred in September 2017. As revenues were expected to be recognized until August 31, 2021, a portion of these deferred revenues were presented as non–current liabilities as of December 31, 2019. $364,000 was recognized as revenue in the nine months ended September 30, 2020 and 2019. $485,000 of the deferred revenues has been classified as current as of December 31, 2019 and the remainder as non-current. As of September 30, 2020, the remaining amount of $445,000 has been classified as current.

20. Foreign currency risk and fair value of financial instruments

Foreign currency risk
The Company faces the following foreign currency exposures:
•Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.
•Venture debt and government loans denominated in euros, and lease liabilities are denominated in different currencies while the functional currency of the entity carrying out these transactions is the US dollar.
•Non derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.
During the nine months ended September 30, 2020, nearly 100% of total revenues and 92% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. During the nine months ended September 30, 2020, approximately 51% of operating expense is denominated in euros. If there were a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses and on financial liabilities for the nine months ended September 30, 2020 would have been $4.3 million.
The Company uses financial instruments, including derivatives such as foreign currency forward contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of derivative financial instruments at December 31, 2019. There was no derivative financial instrument outstanding at September 30, 2020.

	At December 31, 2019
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€3,000	$46
Total	€3,000	$46
The fair value of foreign currency related derivatives is included in the Condensed Consolidated Statement of Financial Position in “Prepaid and other receivables” at December 31, 2019. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the nine months ended September 30, 2020, the Company recorded a loss of $58,000 (loss of $18,000 for the nine months ended September 30, 2019) in other comprehensive income (loss) related to the effective portion of the change in fair value of its cash flow hedges. During the nine months ended September 30, 2020, the amount reclassified from other comprehensive income to Consolidated Statement of Operations was a loss of $106,000 (loss of $62,000 during the nine-months ended September 30, 2019).
At September 30, 2020, the Company holds $4,279,000 in currencies other than the U.S. dollar compared with $396,000 at December 31, 2019 (See Note 10). The amount received from the BPI loan in May 2020 was denominated in euros. At September 30, 2020, the Company has loans denominated in euros for a principal amount of $24,959,000 ($20,100,000 at December 31, 2019).
Fair value of financial assets and liabilities
The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:
•Cash, cash equivalents, short-term investments, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances, carrying amounts approximate fair value.
•Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $335,000 and $349,000 at December 31, 2019 and September 30, 2020, respectively. The carrying amounts approximate fair value measured based on significant observable input (Level 2).
•Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates.
•At December 31, 2019, fair value of the debt components of convertible notes was calculated using the effective interest rate of the debt component of the last issued convertible notes in 2019, and amounted to $30,706,000. At September 30, 2020, the carrying amount of the debt components of convertible notes approximates fair value, because, with the amendment of the convertible notes in March 2020, the existing notes were extinguished and new notes issued with effective interest rate at the amendment date. There was no change in the fair value since the amendment date.
•At September 30, 2020, the fair value of the embedded derivative related to the convertible debt is recalculated at the end of each reporting period. The fair value measured is based on significant observable input (Level 2).
•Interest-bearing receivable financing, government loans, research project financing and venture debt: carrying amounts approximate fair value.

21. Contingencies
From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.

In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September
2017, alleging violations of the U.S. federal securities laws by the Company, the Company's President and CEO, and the
Company's Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding
Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. In particular, plaintiffs claim that an August 1, 2017 press release, in which the Company disclosed a $740,000 reduction in previously recognized revenue, indicated that representations in earlier public disclosures regarding revenue were false or misleading. An amended complaint was filed in April 2018, and the Company and the individual defendants subsequently filed a motion to dismiss. On September 30, 2019, the Court issued a decision dismissing the claims against the Company's CFO, but permitting the claims against the Company and the Company's CEO to proceed. After a second mediation session in April 2020, the parties agreed to a settlement for an amount of $2.75 million, which has been approved by the Court on September 28, 2020 and paid.

In 2018, the Company recorded a provision for $700,000, representing its deductible expenses under its insurance policy. As of December 31, 2019, no provision remains. Expenses above $700,000 will be covered by insurance; the remaining amount to be paid by the insurers as of September 30, 2020 totals $569,000 and is recorded in other receivables on the balance sheet.

Management is not aware of any other legal proceedings that, if concluded unfavorably, would have a significant impact on the
Company's financial position, operations or cash flows.

22. Related party disclosures

There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. As of September 30, 2020, only BPI France Participation - Fonds Large Venture owned 10% or more of the share capital of the Company. As of December 31, 2019, there were two investors who each beneficially own 10% or more of the share capital of the Company: BPI France Participation - Fonds Large Venture a fund managed by Bpifrance and AWM Investment Co. At the annual shareholders meeting on June 30, 2017, the shareholders approved the nomination of Mailys Ferrere to the board of directors. Mrs. Ferrere is employed by BPI France Participation - Fonds Large Venture. Bpifrance provided funding to two consortiums which include the Company in the context of long-term research projects and in loans (See Note 13 Government loans). On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations of $2.2 million which was converted into equity on May 15, 2020. In April 2015, the Company completed the sale of a $12 million convertible note, in April 2016 the sale of a $6.0 million convertible note, in September 2018 the sale of a $4.5 million convertible note, in May 2019 the sale of a $3.0 million convertible note and in August 2019 the sale of a $5.0 million convertible note, all to an affiliate of Nokomis Capital, L.L.C., a beneficial owner of 9.9% of the share capital of the Company (see Note 15 Convertible debt). In 2017, the Company amended the terms of the notes issued in 2015 and 2016 and as part of the agreement, Wesley Cummins, a former (as of February 2020) representative of Nokomis Capital, L.L.C., became a board observer in November 2017, and on June 29, 2018, the shareholders approved Mr. Cummins' nomination to the board of directors. As of September 30, 2020, the principal amount and accrued interest of the convertible notes held by an affiliate of Nokomis Capital, L.L.C amounts to $35.0 million. As of September 30, 2020, Nokomis no longer has representation on the board of directors.
No other transactions have been entered into with these or any other related parties during the nine months ended September 30, 2019 and 2020, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.

23. Events after the reporting date

Share-based payment plans
At its meeting on October 20, 2020, the board of directors granted to employees 417,792 restricted share awards representing 104,448 ADS with vesting over four years; no grants were made to executive management.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with Sequans Communications S.A.’s unaudited condensed consolidated financial statements beginning at Page 4 of this report on Form 6-K. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated financial statements of Sequans Communications S.A. included herein.
In this report on Form 6-K, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to United States dollars. References to the “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).
The financial information presented herein has been prepared in accordance with International Reporting Financial Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Forward-Looking Statements Safe Harbor
This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report on Form 6-K, including statements regarding our future results of operations and financial positions, business strategy, plans, financing requirements and plans and our objectives for future operations, are forward looking statements. When used in this report, the words “anticipate”, “objective”, “may”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or the negative of these and similar expressions identify forward-looking statements. The information contained in this report on Form 6-K reflects our current views with respect to future events and is based on assumptions and subject to risk and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC as well as our other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved, including our ability to raise funds to implement our business strategy and plans. Our actual results, cash flows, financial position, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

Summary
We are a fabless designer, developer and supplier of semiconductor solutions for Broadband and Critical “Internet of Things” (IoT) and Massive IoT applications. Our solutions incorporate baseband processor and radio frequency, or RF, transceiver integrated circuits, or ICs, along with a front end subsystem and our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a competitive price.
For 5G/4G Massive IoT applications, we provide a comprehensive product portfolio based on our flagship Monarch, Monarch 2 dual mode LTEM/NB IoT, Monarch N NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability.
We also address the Broadband IoT market, mainly consisting of wide-area use cases that require higher throughput, lower latency and larger data volumes than Massive IoT, and the Critical IoT market that includes both wide-area and local-area use cases with requirements for extremely low latency and ultra-high reliability.

For 5G/4G Broadband and Critical IoT applications, we offer a product portfolio based on our Cassiopeia 4G Cat 4/Cat 6 and, in the future, high-end Taurus 5G/4G chip platforms, optimized for low-cost residential, enterprise, and industrial applications.
Management has identified the potential impact of the COVID-19 pandemic on the production of our products in China and elsewhere, our ability to source components necessary for our production, our ability to operate remotely during government shelter-in-place orders, or demand for our products by customers whose supply chain is impacted or whose demand is curtailed thereby reducing demand for our products. As of September 30, 2020, the Company has not identified any impact on its assets and liabilities.

Results of Operations
Comparison of the Nine Months Ended September 30, 2019 and 2020

	Nine months ended September 30,		Change
	2019	2020	%
	(Unaudited)
	(in thousands)
Revenue:
Product revenue	$16,093	25,855	61%
Other revenue	4,805	9,270	93
Total revenue	20,898	35,125	68
Cost of revenue:
Cost of product revenue	12,169	17,449	43
Cost of other revenue	1,450	1,340	(8)
Total cost of revenue	13,619	18,789	38
Gross profit	7,279	16,336	124
Operating expenses:
Research and development	18,135	22,917	26
Sales and marketing	6,104	5,909	(3)
General and administrative	6,446	6,763	5
Total operating expenses	30,685	35,589	16
Operating loss	(23,406)	(19,253)	(18)
Financial income (expense):
Interest income	5	206	4,020
Interest expense	(6,488)	(11,037)	70
Change in fair value of convertible debt derivative	—	(13,240)	100
Convertible debt amendment	—	1,399	100
Foreign exchange gain (loss)	893	(715)	(180)
Loss before income taxes	(28,996)	(42,640)	47
Income tax expense (benefit)	(409)	575	(241)
Loss	$(28,587)	(43,215)

Revenue
Product revenue increased 61% to $25.9 million in the nine months ended September 30, 2020 from $16.1 million in the same period in 2019. In the nine months ended September 30, 2020 and 2019, broadband product revenue accounted for approximately 67% and 37%, respectively, of total product revenue, and Massive IoT product revenue for approximately 33% and 62%, respectively, of total product revenue.

Total broadband product revenue increased 192% from $5.9 million in the nine months ended September 30, 2019 to $17.3 million in the nine months ended September 30, 2020. The broadband business experienced strong growth with a big increase in orders for our modules that power Verizon’s JetPack Ellipsis portable router. With the COVID-19 pandemic, JetPack is used to help schools and students with remote learning applications as many students in the United States are not able to return to classes full-time. Total Massive IoT product revenue decreased 14% from $9.9 million in the nine months ended September 30, 2019 to $8.5 million in the nine months ended September 30, 2020 primarily due to lower product revenue in Cat 1 as the production was impacted by the COVID-19 supply disruptions and priority was given to serving broadband business demand. In addition, the Cat M business has experienced some delay on certain customer projects not yet launched and some softness in the automotive-related business, both caused by the pandemic. In the nine months ended September 30, 2019, vertical product revenue represented $209,000 and $1,000 for the same period in 2020.

Our top ten customers accounted for 97% and 98% of total revenue in the nine months ended September 30, 2019 and 2020, respectively. Our largest customer in the nine months ended September 30, 2020 was an OEM based in South Korea, representing 45% of total revenues, and 18% in the same period in 2019. In the nine months ended September 30, 2020, a distributor based in Taiwan, who serves multiple customers in China and Taiwan accounted for 21% of our revenue (36% in the same period in 2019) and a US-based customer represented 20% (less than 10% in the same period in 2019). In the nine months ended September 30, 2019, one Taiwan-based customer represented 13% (less than 10% in the same period in 2020).
During the nine months of 2020, we shipped 2,411,000 units compared to 2,136,000 units in the nine months of 2019.
Other revenue increased 93% from $4.8 million in the nine months ended September 30, 2019 to $9.3 million in the same period in 2020, mainly due to revenue recognition related to large strategic deals signed in 2019. License and maintenance revenue decreased in the nine months ended September 30, 2020 compared to the prior year.

Cost of Revenue
Cost of product revenue increased 43% from $12.2 million in the nine months ended September 30, 2019 to $17.4 million in the same period in 2020 mainly due to the increased number of units sold. Cost of other revenue decreased 8% from $1.5 million in the nine months ended September 30, 2019 to $1.3 million in the same period in 2019 reflecting additional service revenue from contracts with lower cost.

Gross Profit
Gross profit increased 124% from $7.3 million in the nine months ended September 30, 2019 to $16.3 million in the same period in 2020. Product gross margin increased from 24.4% in the nine months ended September 30, 2019 to 32.5% in the same period in 2020 due to a higher proportion of higher-margin modules in the revenue mix during the nine months ended September 30, 2020. Other revenue gross margin increased from 69.8% in the nine months ended September 30, 2019 to 85.5% in the same period in 2020, due to the nature of the services performed in 2020 which leveraged much more our own technology with less customization work.

Research and Development
Research and development expense increased 26% from $18.1 million in the nine months ended September 30, 2019 to $22.9 million for the nine months ended September 30, 2020 primarily due to an increase in headcount related to the 5G development effort. There were 238 employees and independent contractors in research and development at September 30, 2020 compared to 186 at September 30, 2019.

Sales and Marketing
Sales and marketing expense decreased 3% from $6.1 million in the nine months ended September 30, 2019 to $5.9 million in the same period in 2020. The decrease primarily reflects lower expenses in trade shows and travel related to the COVID-19 pandemic and a reduction of headcount, partially offset by higher sales bonuses and non-cash stock-based compensation expense. There were 37 employees and independent contractors in sales and marketing at September 30, 2020 compared to 42 at September 30, 2019.

General and Administrative
General and administrative expense increased 5% from $6.4 million in the nine months ended September 30, 2020 to $6.8 million in the same period in 2020. The increase primarily reflects a one-time recruiting expense of $567,000 recorded in general and administrative expenses related to bringing on the new 5G team in Israel offset by lower travel expenses.

Interest Income (Expense), Net
Net interest expense increased from $6.5 million in the nine months ended September 30, 2019 to $10.8 million in the same period in 2020. The increase in interest expense in 2020 reflected a full nine-months of interest on the convertible notes issued in May 2019 ($3.0 million) and in August 2019 ($5.0 million). Interest expense in the nine months ended September 30, 2020 included $2.5 million related to financing component of the upfront payment of the non-exclusive license and development services agreement signed in October 2019 and $277 thousand related to €5 million of new French government debt financing received in May 2020.

Convertible debt amendment
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three consecutive options to extend the term of each note by one additional year, except for the August 2019 which has two options. Following the amendments, the fair value of the notes just prior to amendment was estimated which resulted in a gain on extinguishment of $1,399,000 recorded as "Convertible debt amendments" in the Condensed Consolidated Statements of Operations.
Change in fair value of convertible debt embedded derivative
Following the amendments signed in May 2020, the Company's call options to extend the term of each note and in certain cases a repricing to decrease the conversion price have been recorded as an embedded derivative at fair value. The initial embedded derivative of the notes was calculated to be $5,266,000. This fair value is remeasured at each balance sheet date. At September 30, 2020, the recalculated fair value was $18,506,000 and the change of the fair value of $13,240,000 for the nine-months ended September 30, 2020 was recorded in the Condensed Consolidated Statement of Operations.

Foreign Exchange Gain (Loss), Net
We had a net foreign exchange gain of $893,000 in the nine months ended September 30, 2019 compared to a net foreign exchange loss of $715,000 in the same period in 2020, primarily due to movements in the U.S. dollar versus the euro.
Income Tax Expense (Income)
In the nine months ended September 30, 2020, we recorded current tax expense of $177,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax expense amounting to $398,000 related to the impact of the extinguishment of the previous convertible debt. In the nine months ended September 30, 2019, we recorded current tax expense of $120,000 arising from taxable income incurred at certain subsidiaries and a deferred tax benefit amounting to $529,000, mainly due to the recognition of deferred tax assets that were determined to be realizable as a result of the deferred tax liability recorded (through equity) related to convertible debt and debt with warrants attached. The deferred tax liability resulted from the recognition of the equity components following the separation between the equity and liability components of these financial instruments.

Liquidity and Capital Resources
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $25.3 million at September 30, 2020, compared to $14.1 million at December 31, 2019. This increase was due primarily to net proceeds from a public offering ($27.5 million net of transaction costs), French government debt financing ($5.4 million, net of transaction costs), debt of $2.1 million issued and converted to shares during the period and an increase of $10.4 million from interest-bearing receivables financing, partially offset by funding operations including ongoing research and development activities, as well as cash used for working capital needs ($17.9 million of net cash used in operating activities).

Our Condensed Consolidated Financial Statements for the nine month period ended September 30, 2020 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from a sales forecast by products and by customer, assumes a stable operating cost structure, ongoing and new government funding of research programs and new funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, from debt financing, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic might have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect the Company’s financial condition. The effects of COVID-19 also have and may continue to have a prolonged negative impact on the capital markets globally which could in turn negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.

While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.

Since inception, we have financed our operations primarily through proceeds from the issues of our shares, warrants, convertible notes and venture debt.
Proceeds from the issues of our shares totaled $73.1 million from 2004 to the end of 2010, $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011, $123.9 million in net proceeds from our follow-on public offerings in February and November 2013, September 2016, June 2017, January 2018 and May 2020 and $2.1 million in net proceeds from debt issued in May 2020 that was subsequently converted.
Proceeds from convertible debt totaled $31.5 million from April 2015 to August 2019. On October 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l. whereby Harbert loaned to the Company €12 million ($13.8 million). On May 2020, the Company received from the French government a debt financing of €5 million ($5.4 million).
On April 30, 2020, the Company finalized €5 million of new French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan.
On February 18, 2019, a strategic investor subscribed for warrants for a total subscription price of $8.4 million.

Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Nine months ended September 30,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(11,333)	$(17,938)
Net cash used in investing activities	$(6,388)	$(24,790)
Net cash from financing activities	$11,894	$39,015
Net increase (decrease) in cash and cash equivalents	$(5,827)	$(3,713)
Cash and cash equivalents at January 1	$12,086	$14,098
Cash and cash equivalents at end of the period	$6,251	$10,385
Cash Flows used in Operating Activities
Net cash used in operating activities during the nine months ended September 30, 2020 was $17.9 million, reflecting a net loss (before income tax) of $42.6 million, increases in trade and other receivables of $7.7 million and in trade payables and other liabilities of $5.8 million, and decreases in inventories of $0.9 million, in research tax credit receivable of $0.7 million and in contract liabilities of $7.6 million. In addition, there were interest expense of $10.8 million and several non-cash charges, including depreciation and amortization of $7.2 million, change in the fair value of convertible debt embedded derivative of $13.2 million and share-based compensation expense of $1.8 million during the period. There was a non-cash benefit of $1.4 million related to the convertible debt amendments.

Net cash used in operating activities during the nine months ended September 30, 2019 was $11.3 million, reflecting a net loss (before income tax) of $29.0 million, increases in trade payables and other liabilities of $0.5 million, in government grant advances of $0.2 million and decreases in trade and other receivables of $2.0 million, in inventories of $0.8 million, in research tax credit receivable of $1.4 million and in contract liabilities of $0.6 million. In addition, there were interest expense of $6.5 million and several non-cash charges, including depreciation and amortization of $6.2 million and share-based compensation expense of $1.3 million during the period.

Cash Flows used in Investing Activities
Cash used in investing activities during the nine months ended September 30, 2020 and 2019 consisted primarily of purchases of property and equipment and intangible assets (including capitalized development expenditures for $4.8 million and $3.5 million, respectively) for $9.9 million and $6.4 million, respectively, and the purchase of the short-term deposit for $14.9 million in the nine months ended September 30, 2020. In the nine months ended September 30, 2020, the purchase of intangible assets included licenses purchased for the 5G product development.
Cash Flows from Financing Activities
Net cash from financing activities was $39.0 million for the nine months ended September 30, 2020, reflecting primarily $27.5 million of net proceeds from our follow-on public offering in May 2020, $5.4 million proceeds from a French government debt financing, $2.1 million net proceeds from debt that was subsequently converted, $10.4 million net proceeds drawn on factoring lines of credit, offset by $3.8 million repayment of the venture debt and $0.9 million of lease liabilities and $1.8 million payment of interest. Net cash from financing activities was $11.9 million for the nine months ended September 30, 2019, reflecting primarily $8.3 million of net proceeds from warrants issued in January 2019, $8.0 million proceeds from the issuance of convertible debt and $1.1 million proceeds from research project financing, offset by $2.3 million net repayment on the factoring line of credit, $1.0 million of lease liabilities and $1.8 million payment of interest.

Trend Information
For the nine months ended September 30, 2020, the most significant change in trends that affected our business, results of operations and financial condition was the overall increase in sales, offset by corresponding increases in costs of revenues compared to the prior year, the ongoing increases in research and development costs and new debt-related costs.

Other than the possibility of delays in our customers’ product launches or delays in 4G/5G network deployments, which would have a negative impact on our revenue from 4G/5G products, or as disclosed elsewhere in this report, and except any potential impact from the coronavirus pandemic on the Company’s direct supply chain, its manufacturing partners, or demand from its customers, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
Off-Balance Sheet Arrangements
Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.
Contractual Obligations
Our contractual obligations relate primarily to convertible debt, venture debt, non-cancellable operating leases, research project financing, government loans, current liabilities and inventory component and equipment purchase commitments. In the nine months ended September 30, 2020, the Company entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development. The Company is required to pay $1,430,000 in 2024 under this arrangement. On April 30, 2020, the Company finalized €5 million of new French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The loan is repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. The Company intends to exercise the option to repay over an additional five years (from May 2021 to May 2026).

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit number	Description
3.1	By-laws (statuts) of Sequans Communications S.A.(English translation), as amended on June 29, 2020
4.1	Deposit Agreement, dated May 14, 2018, among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2020
SEQUANS COMMUNICATIONS S.A.

(Registrant)

                            By: ____________________________________
                            /s/ Deborah Choate
                            Chief Financial Officer